UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PROPHASE LABS, INC.

(Name of Subject Company (Issuer))

PROPHASE LABS, INC.

(Names of Filing Persons (Issuer and Offeror))

Common Stock, Par Value $0.0005 Per Share

(Title of Class of Securities)

74345W 10 8

(CUSIP Number of Class of Securities)

Ted Karkus

Chairman and Chief Executive Officer

ProPhase Labs, Inc.

621 N. Shady Retreat Road

Doylestown, Pennsylvania 18901

(215) 345-0919

(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Herb Kozlov, Esq.

Aron Izower, Esq.

Reed Smith LLP

599 Lexington Avenue

New York, New York 10022

(212) 345-0919

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$3,910,000	$486.80

(1) Estimated solely for purposes of calculating the filing fee, this amount is based on the purchase of 1,700,000 shares of common stock, par value $0.0005 per share, at the offer price of $2.30 per share.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals $124.50 per $1,000,000 of the value of the transaction.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $486.80	Filing Party: ProPhase Labs, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: November 20, 2017

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 1 (this “Amendment”) amends the Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on November 20, 2017 (the “Schedule TO”) by ProPhase Labs, Inc., a Delaware corporation (the “Company”), relating to the offer by the Company to purchase up to 1,700,000 shares of its common stock, par value $0.0005 per share, at a price of $2.30 per share, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 20, 2017 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”) (together with the Offer to Purchase, the “Offer”).

The information in the Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding at the end thereof the following:

On December 19, 2017, the Company issued a press release announcing the preliminary results of the Offer, which expired at midnight, New York City time, on Monday, December 18, 2017. A copy of the press release is filed as Exhibit (a)(I)(G) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

The following reference to Exhibit (a)(1)(G) is hereby inserted immediately prior to the reference to Exhibit (b):

(a)(1)(G)**	Press release announcing the preliminary results of the Tender Offer, dated December 19, 2017

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2017

PROPHASE LABS, INC.

By:	/s/ Ted Karkus
Name:	Ted Karkus
Title:	Chairman and Chief Executive Officer

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated November 20, 2017.

(a)(1)(B)*	Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(F)*	Press release announcing commencement of the Tender Offer, dated November 20, 2017.

(a)(1)(G)**	Press release announcing the preliminary results of the Tender Offer, dated December 19, 2017.

(b)	None.

(d)(1)	Asset Purchase Agreement (as amended), by and between ProPhase Labs, Inc., Meda Consumer Healthcare Inc. and Mylan Inc., as Buyer Guarantor, dated as of January 6, 2017 (incorporated by reference to Exhibit 2.1 of Form 8-K filed on March 29, 2017)

(d)(2)	Manufacturing Agreement, dated as of March 29, 2017, by and between Meda Consumer Healthcare Inc. and Pharmaloz Manufacturing, Inc. (incorporated by reference to Exhibit 2.2 of Form 8-K filed on March 29, 2017)

(d)(3)	Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.3 of Form 8-K filed on June 19, 2015).

(d)(4)	By-laws of the Company as amended and restated effective June 18, 2015 (incorporated by reference to Exhibit 3.4 of Form 8-K filed on June 19, 2015).

(d)(5)	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 of Form 10-KSB/A filed on April 4, 1997).

(d)(6)	Amended and Restated Rights Agreement, dated June 18, 2014 between the Company and American Stock Transfer and Trust Company, LLC (incorporated by reference to Exhibit 4.1 of Form 8-K filed on June 19, 2014).

(d)(7)	Amended No. 1 to Amended and Restated Rights Agreement, dated January 6, 2017 between the Company and American Stock Transfer and Trust Company, LLC (incorporated by reference to Exhibit 4.2 of Form 8-K filed on January 9, 2017).

(d)(8)	Form of Voting Agreement, dated January 6, 2017 by and between Meda Consumer Healthcare Inc. and the undersigned stockholders of ProPhase Labs, Inc. (incorporated by reference to Exhibit 4.1 of Form 8-K filed on January 9, 2017).

(d)(9)	Exclusive Representation and Distribution Agreement dated May 4, 1992 between the Company and Godfrey Science and Design, Inc. et al (incorporated by reference to Exhibit 10.2 of Form 10-KSB/A filed on April 4, 1997).

(d)(10)	Form of Indemnification Agreement between the Company and each of its Officers and Directors dated August 19, 2009 (incorporated by reference to Exhibit 10.1 of Form 8-K filed on August 19, 2009).

(d)(11)	Limited Liability Company Agreement, dated March 22, 2010, between the Company, Phosphagenics Limited, Phosphagenics Inc., and Phusion Laboratories, LLC. (incorporated by reference to Exhibit 10.11 of Form 10-K filed on March 24, 2010).

(d)(12)	Contribution Agreement, dated March 22, 2010, between the Company, Phosphagenics Limited, Phosphagenics Inc., and Phusion Laboratories, LLC. (incorporated by reference to Exhibit 10.12 of Form 10-K filed on March 24, 2010).

(d)(13)	License Agreement, dated March 22, 2010, between the Company and Phosphagenics Limited. (incorporated by reference to Exhibit 10.13 of Form 10-K filed on March 24, 2010).

(d)(14)	Amended and Restated License Agreement, dated March 22, 2010, between the Company, Phosphagenics Limited, Phosphagenics Inc., and Phusion Laboratories, LLC. (incorporated by reference to Exhibit 10.14 of Form 10-K filed on March 24, 2010).

(d)(15)	Amended and Restated 2010 Equity Compensation Plan (incorporated by reference to Exhibit B of the Company’s Annual Proxy Statement on Schedule 14A filed on April 18, 2016).

(d)(16)	2010 Directors’ Equity Compensation Plan (incorporated by reference to Exhibit C of the Company’s Annual Proxy Statement on Schedule 14A filed on April 2, 2010).

(d)(17)	Amendment to 2010 Directors’ Equity Compensation Plan (incorporated by reference to Exhibit 10.3 of Form 8-K filed on May 10, 2010).

(d)(18)	Form of Option Agreement pursuant to 2010 Equity Compensation Plan (incorporated by reference to Exhibit 10.4 of Form 8-K filed on May 10, 2010).

(d)(19)	Form of Option Agreement pursuant to 2010 Directors’ Equity Compensation Plan (incorporated by reference to Exhibit 10.5 of Form 8-K filed on May 10, 2010).

(d)(20)	Form of Amended and Restated 2010 Equity Compensation Plan Option Award Agreement.

(d)(21)	Form of Restricted Stock Award Agreement pursuant to 2010 Directors’ Equity Compensation Plan (incorporated by reference to Exhibit 10.6 of Form 8-K filed on May 10, 2010).

(d)(22)	Redemption Agreement with Phosphagenics Ltd. (incorporated by reference to Exhibit 10.1 of Form 8-K filed on September 23, 2011).

(d)(23)	Investment Agreement by and between ProPhase Labs, Inc. and Dutchess Opportunity Fund II, LP, dated as of May 28, 2014 (incorporated by reference to Exhibit 10.1 of Form 8-K filed on May 28, 2014).

(d)(24)	Registration Rights Agreement by and between ProPhase Labs, Inc. and Dutchess Opportunity Fund II, LP, dated as of May 28, 2014 (incorporated by reference to Exhibit 10.2 of Form 8-K filed on May 28, 2014).

(d)(25)	Settlement Agreement and Mutual Release between ProPhase Labs, Inc. f/k/a The Quigley Corporation and John C. Godfrey, the Estate of Nancy Jane Godfrey, and Godfrey Science and Design, Inc. dated December 20, 2012. (incorporated by reference to Exhibit 10.25 of Form 10-K filed on March 28, 2013).

(d)(26)	Amendment to 2010 Directors’ Equity Compensation Plan (incorporated by reference to Appendix B of the Company’s Annual Proxy Statement on Schedule 14A filed on April 3, 2013).

(d)(27)	Global Settlement Agreement between ProPhase Labs, Inc. and certain of the Company’s former managers and with certain shareholders dated September 4, 2014 resolving all litigation matters between the parties (incorporated by reference to Exhibit 99.3 of Form 8-K dated September 4, 2014)

(d)(28)	Employment Agreement dated May 29, 2015 between Ted Karkus and the Company (incorporated by reference to Exhibit 99.2 of Form 8-K filed on June 1, 2015).

(d)(29)	Employment Agreement dated May 29, 2015 between Robert V. Cuddihy, Jr. and the Company (incorporated by reference to Exhibit 99.1 of Form 8-K filed on June 1, 2015).

(d)(30)	Registration Rights Agreement by and between ProPhase Labs, Inc. and Dutchess Opportunity Fund II, LP, dated as of July 30, 2015 (incorporated by reference to Exhibit 4.2 of the registration statement on Form S-8 filed on August 5, 2015).

(d)(31)	Investment Agreement by and between ProPhase Labs, Inc. and Dutchess Opportunity Fund II, LP, dated as of July 30, 2015 (incorporated by reference to Exhibit 4.1 of the registration statement on Form S-8 filed on August 5, 2015).

(d)(32)	Subscription Agreements by and between ProPhase Labs, Inc. and John Ligums and Justin Leonard dated December 11, 2015 (incorporated by reference to Exhibit 10.1 of Form 8-K filed on December 16, 2015).

(d)(33)	Employment Agreement Termination and Release Agreement, dated March 29, 2015, by and between ProPhase Labs, Inc. and Robert V. Cuddihy, Jr. (incorporated by reference to Exhibit 10.1 of Form 8-K filed on April 19, 2017)

(d)(34)	Stock Purchase Agreement, dated June 12, 2017, by and between ProPhase Labs, Inc. and Mark Leventhal (incorporated by reference to Exhibit 10.1 to the Form 8-K (File No. 000-21617) filed on June 14, 2017)

(d)(35)	Stock Purchase Agreement, dated June 12, 2017, by and between Mark S. Leventhal and Donna R. Leventhal and ProPhase Labs, Inc. (incorporated by reference to Exhibit 10.2 to the Form 8-K (File No. 000-21617) filed on June 14, 2017)

(d)(36)	Stock Purchase Agreement, dated June 12, 2017, by and between The Mark S. and Donna R. Family Foundation, Inc. and ProPhase Labs, Inc. (incorporated by reference to Exhibit 10.3 to the Form 8-K (File No. 000-21617) filed on June 14, 2017)

(d)(37)	Stock Purchase Agreement, dated June 12, 2017, by and between The Bonnybrook Trust and ProPhase Labs, Inc. (incorporated by reference to Exhibit 10.4 to the Form 8-K (File No. 000-21617) filed on June 14, 2017)

(d)(37)	Employment Agreement Termination and Release Agreement, dated September 27, 2017, by and between ProPhase Labs, Inc. and Robert V. Cuddihy, Jr. (incorporated by reference to Exhibit 10.1 to the Form 8-K (File No. 000-21617) filed on October 2, 2017)

(g)	None.

(h)	None.

 * Previously filed with the Schedule TO on November 20, 2017.

** Filed herewith.